Exhibit 99.1

ADDEX THERAPEUTICS LTD

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Financial Statements
Unaudited Interim Condensed Consolidated Balance Sheets as of March 31, 2026 and December 31, 2025	2
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for the three-month periods ended March 31, 2025 and 2026	3
Unaudited Interin Condensed Consolidated Statements of Changes in Equity for the three-month periods ended March 31, 2025 and 2026	4
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2025 and 2026	5
Unaudited Notes to the Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026	6

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Balance Sheets

as of March 31, 2026, and December 31, 2025

	Notes	March 31, 2026	December 31, 2025
		Amounts in Swiss francs
ASSETS

Current assets
Cash and cash equivalents	6	935,153	1,638,612
Other financial assets	7/13	2,347	5,130
Trade and other receivables	7	31,992	20,087
Prepayments	7	220,147	16,295
Total current assets		1,189,639	1,680,124

Non-current assets
Right-of-use assets	8	100,840	33,530
Intangible assets	10	-	-
Equipment	9	601	707
Non-current financial assets	11	54,543	7,086
Investment accounted for using the equity method	22	2,618,541	3,847,796
Financial assets at fair value through Other Comprehensive Income	23	285,962	285,962
Derivative financial instruments	24	509,067	509,067
Total non-current assets		3,569,554	4,684,148

Total assets		4,759,193	6,364,272

LIABILITIES AND EQUITY

Current liabilities
Current lease liabilities		77,241	7,680
Payables and accruals	12	1,097,497	1,191,284
Other current liabilities	12	47,461	-
Total current liabilities		1,222,199	1,198,964

Non-current liabilities
Non-current lease liabilities		25,028	27,008
Retirement benefits obligations	15	225,304	371,608
Total non-current liabilities		250,332	398,616

Equity
Share capital	13	2,186,545	2,186,545
Share premium	13	267,363,126	267,308,174
Other equity	13	64,620,223	64,620,223
Treasury shares reserve	13	(1,002,318)	(1,014,980)
Other reserves		31,921,526	31,757,431
Accumulated deficit		(361,802,440)	(360,090,701)
Total equity		3,286,662	4,766,692

Total liabilities and equity		4,759,193	6,364,272

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

for the three-month periods ended March 31, 2026 and 2025

		For the three months ended March 31,
	Notes	2026	2025
		Amounts in Swiss francs
Revenue from contract with customer	16	-	-
Other income	17	7,691	71,055

Operating costs
Research and development		(36,129)	(156,066)
General and administration		(451,389)	(521,251)
Total operating costs	18	(487,518)	(677,317)

Operating loss		(479,827)	(606,262)

Finance income		-	-
Finance expense		(2,657)	(19,150)
Finance result	20	(2,657)	(19,150)

Share of net loss of investment accounted for using the equity method	22	(1,229,255)	(847,451)

Net loss before tax from continuing operations		(1,711,739)	(1,472,863)
Income tax expense		-	-
Net loss from continuing operations		(1,711,739)	(1,472,863)

Net profit from discontinued operations (attributable to equity holders of the Group)	21	-	-

Net loss for the period		(1,711,739)	(1,472,863)

Total basic and diluted loss per share for loss attributable to the ordinary equity holders of the Company	25	(0.01)	(0.01)
From continuing operations		(0.01)	(0.01)
From discontinued operations		-	-

Other comprehensive income
Items that will never be reclassified to profit and loss:
Remeasurements of retirement benefits obligation related to continuing operations		141,142	65,892
Items that may be classified subsequently to profit and loss:
Exchange difference on translation of foreign operations		46	130
Other comprehensive income for the period, net of tax		141,188	66,022

Total comprehensive loss for the period		(1,570,551)	(1,406,841)
From continuing operations		(1,570,551)	(1,406,841)
From discontinued operations		-	-

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

for the three-month periods ended March 31, 2026 and 2025

	Notes	Share Capital	Share Premium	Other Equity	Treasury Shares Reserve	Foreign Currency Translation Reserve	Other Reserves	Accumulated Deficit	Total

		Amounts in Swiss francs
Balance as of January 1, 2025		1,843,545	266,382,670	64,620,223	(869,708)	(658,885)	31,721,881	(353,362,455)	9,677,271
Net loss for the period		-	-	-	-	-	-	(1,472,863)	(1,472,863)
Other comprehensive Income for the period		-	-	-	-	130	65,892	-	66,022
Total comprehensive loss for the period		-	-	-	-	130	65,892	(1,472,863)	(1,406,841)
Value of share-based services	14	-	-	-	-	-	24,917	-	24,917
Net sales of treasury shares under liquidity agreement	13	-	(75)	-	406	-	-	-	331
Balance as of March 31, 2025		1,843,545	266,382,595	64,620,223	(869,302)	(658,755)	31,812,690	(354,835,318)	8,295,678

	Notes	Share Capital	Share Premium	Other Equity	Treasury Shares Reserve	Foreign Currency Translation Reserve	Other Reserves	Accumulated Deficit	Total

		Amounts in Swiss francs
Balance as of January 1, 2026		2,186,545	267,308,174	64,620,223	(1,014,980)	(659,399)	32,416,830	(360,090,701)	4,766,692
Net loss for the period		-	-	-	-	-	-	(1,711,739)	(1,711,739)
Other comprehensive Income for the period.		-	-	-	-	46	141,142	-	141,188
Total comprehensive loss for the period		-	-	-	-	46	141,142	(1,711,739)	(1,570,551)
Value of share-based services	14	-	-	-	-	-	22,907	-	22,907
Movement in treasury shares:	13
Sale of treasury ADSs and shares		-	59,058	-	14,452	-	-	-	73,510
Costs related to the sale of treasury ADSs and shares		-	(3,181)	-	-	-	-	-	(3,181)
Net purchase of treasury shares under liquidity agreement		-	(925)	-	(1,790)	-	-	-	(2,715)
Balance as of March 31, 2026		2,186,545	267,363,126	64,620,223	(1,002,318)	(659,353)	32,580,879	(361,802,440)	3,286,662

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Cash Flows

for the three-month periods ended March 31, 2026 and 2025

		For the three months ended March 31,
	Notes	2026	2025
		Amounts in Swiss francs
Net loss for the period		(1,711,739)	(1,472,863)
Adjustments for:
Fair value of services received at zero cost recorded as income	10/17	(7,691)	(71,055)
Fair value of services received at zero cost recorded as other operating costs	10/18	7,691	71,055
Value of share-based services	14	22,907	24,917
Post-employment benefits	15	(5,162)	1,003
Share of the net loss of associates	22	1,229,255	847,451
Depreciation	8/9	9,820	2,118
Finance cost net		4,595	16,087
Decrease / (increase) in other financial assets	7	2,783	(332)
Increase in trade and other receivables	7	(11,905)	(19,848)
Increase in prepayments	7	(203,852)	(159,833)
Decrease in other current assets	7	-	7,967
Increase / (decrease) in payables and accruals	12	(102,544)	153,384
Increase in other current liabilities		-	1,243
Net cash used in operating activities		(765,842)	(598,706)

Cash flows from financing activities
Sale of treasury ADSs and shares	13	73,510	-
Cost paid on sale of treasury ADSs and shares	13	(3,181)	-
Movements under liquidity agreement	13	(2,715)	331
Funds received in advance for future sales of treasury shares		-	100,000
Principal element of lease payment		(1,553)	(1,792)
Interest paid	20	(636)	(548)
Net cash from financing activities		65,425	97,991

Decrease in cash and cash equivalents		(700,417)	(500,715)

Cash and cash equivalents at the beginning of the period	6	1,638,612	3,341,738
Exchange difference on cash and cash equivalents		(3,042)	(15,539)

Cash and cash equivalents at the end of the period	6	935,153	2,825,484

During the three-month periods ended March 31, 2025 and 2026 the non-cash item transactions reported by the Group primarily related to the share of net loss of associates amounting to CHF 0.9 million and CHF 1.2 million respectively.

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

Unaudited Notes to the Interim Condensed Consolidated Financial Statements

for the three-month period ended March 31, 2026

(Amounts in Swiss francs)

1. General information

Addex Therapeutics Ltd (the “Company”) and its subsidiaries (together, the “Group”) are a clinical stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders.

The Company is a Swiss stockholding corporation domiciled c/o Addex Pharma SA, Chemin des Aulx 12, CH 1228 Plan-les-Ouates, Geneva, Switzerland and the parent company of Addex Pharma SA, Addex Pharmaceuticals France SAS and Addex Pharmaceuticals Inc. Addex Therapeutics also owns a 20% equity interest in Neurosterix US Holdings LLC, USA. Neurosterix US Holdings LLC fully owns directly Neurosterix Swiss Holdings AG, Switzerland and indirectly Neurosterix Pharma Sàrl whose principal place of business is Chemin des Mines 9, CH 1202 Geneva, Switzerland.

The Group’s principal place of business is Chemin des Mines 9, CH 1202 Geneva, Switzerland. Its registered shares are traded at the SIX Swiss Exchange, under the ticker symbol ADXN and its American Depositary Shares (ADSs) on the Nasdaq Stock Market under the symbol “ADXN”. ADSs represents shares that continue to be admitted to trading on SIX Swiss Exchange.

These interim condensed consolidated financial statements have been approved for issuance by the Board of Directors on June 24, 2026.

2. Basis of preparation

These interim condensed consolidated financial statements for the three-month period ended March 31, 2026, have been prepared under the historic cost convention and in accordance with IAS 34 “Interim Financial Reporting” and are presented in a format consistent with the consolidated financial statements under IAS 1 “Presentation of Financial Statements”. However, they do not include all the notes that would be required in a complete set of financial statements. Thus, this interim financial report should be read in conjunction with the consolidated financial statements for the year ended December 31, 2025.

Interim financial results are not necessarily indicative of results anticipated for the full year. The preparation of these unaudited interim condensed consolidated financial statements made in accordance with IAS 34 requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates. The areas involving a higher degree of judgment which are significant to the interim condensed consolidated financial statements are disclosed in note 4 to the consolidated financial statements for the year ended December 31, 2025.

A number of new or amended standards and interpretations became applicable for financial reporting periods beginning on or after January 1, 2026. The Group noted that IFRS 18 -Presentation and Disclosure in Financial Statements-, will replace IAS 1 - Presentation of Financial Statements - from January 1, 2027. The Group concluded that no material impact is expected on its consolidated financial statements. Based on the initial assessment, the Group also expects that no Management defined Performance Measures or MPM’s will be required to be reported.

Due to rounding, numbers presented throughout these interim condensed consolidated financial statements may not add up precisely to the totals provided. All ratios and variances are calculated using the underlying amounts rather than the presented rounded amounts.

Where necessary, comparative figures have been revised to conform with the current presentation.

3. Material accounting estimates and judgments

The Group makes estimates and assumptions concerning the future. These estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities or may have had a significant impact on the reported results are disclosed below:

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

Going concern

The Group’s accounts are prepared on a going concern basis. Since inception, the Group has financed its cash requirements primarily from share issuances, licensing certain of its research and development stage products and selling its allosteric modulator drug discovery technology platform with a portfolio of preclinical programs. The Group is a development-stage enterprise and is exposed to all the risks inherent in establishing a business. The Group expects that its existing cash and cash equivalents at the issuance date of these unaudited interim condensed consolidated financial statements will be sufficient to fund its operations and meet all of its obligations as they fall due through the end of July 2026. These factors individually and collectively indicate that a material uncertainty exists that raises substantial doubt about the Group’s ability to continue as a going concern for one year from the issuance date of these unaudited interim condensed consolidated financial statements. The future viability of the Group is dependent on its ability to raise additional capital through public or private financings or collaboration agreements to finance its future operations, which may be delayed due to reasons outside of the Group’s control including health pandemics and geopolitical risks. The sale of additional equity may dilute existing shareholders. The inability to obtain funding, as and when needed, would have a negative impact on the Group’s financial condition and ability to pursue its business strategies. If the Group is unable to obtain the required funding to run its operations and to develop and commercialize its product candidates, the Group could be forced to delay, reduce or stop some or all of its research and development programs to ensure it remains solvent. Management continues to explore options to obtain additional funding, including through collaborations with third parties related to the future potential development and/or commercialization of its product candidates, as well as through the monetization of the Group’s intellectual property portfolio or financial assets. However, there is no assurance that the Group will be successful in raising funds, closing collaboration agreements, obtaining sufficient funding on terms acceptable to the Group, or if at all, which could have a material adverse effect on the Group’s business, results of operations and financial condition.

The Business of the Group could be adversely affected by health pandemics and geopolitical risks

The business of the Group could be adversely affected by health epidemics and geopolitical risks in regions where the Group or partners have concentrations of clinical trial sites or other business operations and could cause significant disruption in the operations of third-party manufacturers and CROs upon whom the Group or partners rely. Health pandemics may pose the risk that the Group, employees, contractors, collaborators, and partners may be prevented from conducting certain pre-clinical tests, clinical trials or other business activities for an indefinite period of time, including due to travel restrictions, quarantines, “stay-at-home” and “shelter-in-place” orders or shutdowns that have been or may in the future be requested or mandated by governmental authorities. For example, the COVID-19 pandemic has impacted the business of the Group and clinical trials led by the Group or partners, including as a result of delays or difficulties in clinical site initiation, difficulties in recruiting and retaining clinical site investigators and clinical site staff and interruption of the clinical supply chain or key clinical trial activities, such as clinical trial site monitoring, and supply chain interruptions caused by restrictions for the supply of materials for drug candidates or other materials necessary to manufacture product to conduct clinical and preclinical tests. Geopolitical risks such as Russia-Ukraine war or Middle East conflict may create global security concerns including the possibility of an expanded regional or global conflict and potential ramifications such as disruption of the supply chain including research and development activities being conducted by the Group and its strategic partners. Delays in research and development activities of the Group and its partners could increase associated costs and, depending upon the duration of any delays, require the Group and its partners to find alternative suppliers at additional expense. In addition, Russia-Ukraine war and Middle East conflict have had significant ramifications on global financial markets, which may adversely impact the ability of the Group to raise capital on favorable terms or at all.

Discontinued operations related to the Neurosterix Transaction

On April 2, 2024, the Group sold a part of its business constituting its allosteric modulator drug discovery technology platform and a portfolio of preclinical programs (note 21). As a consequence, the Group recognized discontinued operations in the statements of profit or loss under “net profit or loss from discontinued operations” and identified cash flow from discontinued operations in accordance with IFRS 5. The Group has not identified any discontinued transactions for the three-month period ended March 31, 2025 and 2026. The identification of discontinued operations may require some degree of judgement.

Fair value measurement of financial instruments

The Group measures its financial instruments at fair value at each reporting date. Fair value is the price that would be received to sell its financial asset in an orderly transaction between market participants at the measurement date, in the principal or most advantageous market, under current market conditions. Fair value measurements are categorized into three levels based on the degree to which inputs to the valuation techniques are observable:

● Level 1: Quoted prices (unadjusted) in active markets for identical assets;

● Level 2: Inputs other than quoted prices included within Level 1 that are all observable, either directly or indirectly used to measure the fair value;

● Level 3: One or more of the significant inputs used to measure fair value is not based on observable market data. This is the case for unlisted equity securities or financial instruments where climate risk gives rise to a significant unobservable adjustment.

The Group uses appropriate valuation techniques in the circumstances and maximizes the use of relevant observable inputs. The transfers between levels are assessed at the end of each reporting period.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

Investments accounted for using the equity method

The Group received an equity interest of 20% in Neurosterix US Holdings LLC as part of the Neurosterix Transaction. The initial recognition of the investment has been accounted at a fair value based on a financial valuation of Neurosterix’s Group. This carrying amount has been decreased to recognize the share of loss of Neurosterix’s Group.

Impairment of the investments accounted for using the equity method

The Group assesses its investment in Neurosterix US Holdings LLC, which is accounted for using the equity method whenever events, factors or changes in circumstances indicate that it may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount of the investment accounted for using the equity method is based on its fair value. No impairment loss was recognized in respect of the Group’s investment in Neurosterix US Holdings LLC for the three-month periods ended March  31, 2025 and 2026.

Financial assets at fair value through Other Comprehensive Income (OCI)

The financial assets at fair value through OCI relate to strategic investments made by the Group into early stage R&D companies. The Group made the irrevocable election to classify these strategic investments, that are not held for trading, at fair value through OCI. The valuation at fair value is based on prices paid by investors during recent fundings (note 23). At each closing, the investments are tested by the Group to reflect any change in value due to events, factors or changes in circumstances.

Derivative financial instruments

Derivative financial instruments relate to phantom shares and warrants received as part of the purchase of strategic investment. Derivative financial instruments are accounted at fair value through the statements of profit or loss in accordance with IFRS 9, because they are considered as held for trading. The fair value is measured using the Black-Scholes and binomial valuation models (note 24). A number of assumptions related to the volatility of the underlying shares and to the risk-free rate are made in this model. Should the assumptions and estimates underlying the fair value of these instruments vary significantly from management’s estimates, then the fair value of the derivative financial instruments would be materially different from the amounts recognized. At each closing, the investments are tested by the Group to reflect any change in value due to events, factors or changes in circumstances.

Revenue recognition

Revenue is primarily from fees related to licenses, milestones and research services. Given the complexity of the relevant agreements, judgements are required to identify distinct performance obligations, allocate the transaction price to these performance obligations and determine when the performance obligations are met. In particular, the Group’s judgement over the estimated stand-alone selling price which is used to allocate the transaction price to the performance obligations is disclosed in note 16.

Accrued research and development costs

The Group records accrued expenses for estimated costs of research and development activities conducted by third party service providers. The Group records accrued expenses for estimated costs of research and development activities based upon the estimated amount of services provided, but not yet invoiced, and these costs are included in accrued expenses on the balance sheets and within research and development expenses in the statements of profit or loss. These costs are a significant component of research and development expenses. Accrued expenses for these costs are recorded based on the estimated amount of work completed in accordance with agreements established with these third parties. Due to the nature of estimates, the Group may be required to make changes to the estimates after a reporting period as it becomes aware of additional information about the status or conduct of its research activities.

Share-based compensation

The Group recognizes an expense for share-based compensation based on the valuation of equity incentive units using the Black-Scholes valuation model. A number of assumptions related to the volatility of the underlying shares and to the risk-free rate are made in this model. Should the assumptions and estimates underlying the fair value of these instruments vary significantly from management’s estimates, then the share-based compensation expense would be materially different from the amounts recognized.

Equity instruments

The Group records in equity the pre-funded warrants sold to investors and the warrants granted to investors at a fair value calculated using Black-Scholes model. A number of assumptions related to the volatility of the underlying shares and to the risk-free rate are made in this model. Should the assumptions and estimates underlying the fair value of these instruments vary significantly from management’s estimates, then the fair value of the equity instruments would be materially different from the amounts recorded in equity at the grant date.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

Pension obligations

The present value of the pension obligations is calculated by an independent actuary and depends on a number of assumptions that are determined on an actuarial basis such as discount rates, future salary and pension increases, and mortality rates. Any changes in these assumptions will impact the carrying amount of pension obligations. The Group determines the appropriate discount rate at the end of each period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Other key assumptions for pension obligations are based in part on current market conditions. Additional information is disclosed in note 15.

4. Interim measurement note

Seasonality of the business: The business is not subject to any seasonality, but expenses and corresponding revenue are largely determined by the phase of the respective projects, particularly with regard to external research and development expenditures.

Costs: Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

5. Segment reporting

Management has identified one single operating segment, related to the discovery, development and commercialization of small-molecule pharmaceutical products.

Information about products, services and major customers

External income of the Group is derived from the business of discovery, development and commercialization of pharmaceutical products. Income primarily relates to research services provided to a pharmaceutical company and the fair value of services received from Neurosterix’s Group at zero cost.

Information about geographical areas

External income is exclusively recorded in the Swiss operating company.

Analysis of revenue from contract with customer and other income by nature is detailed as follows:

	For the three months ended March 31,
	2026	2025
Fair value of services received at zero cost from Neurosterix’s Group	7,691	71,055
Total	7,691	71,055

For more detail, refer to note 17 “Other income”.

The geographical allocation of long-lived assets is detailed as follows:

	March 31, 2026	December 31, 2025
Switzerland	3,569,222	4,683,813
France	332	335
Total	3,569,554	4,684,148

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

The geographical analysis of operating costs is as follows:

	For the three months ended March 31,
	2026	2025
Switzerland	484,344	673,848
United States of America	1,993	2,315
France	1,181	1,154
Total operating costs (note 18)	487,518	677,317

The capital expenditure during the three-month periods ended March 31, 2025 and 2026 is nil.

6. Cash and cash equivalents

	September 30, 2025	December 31, 2025
Cash at bank and on hand	935,153	1,638,612
Total cash and cash equivalents	935,153	1,638,612

Split by currency:

	March 31, 2025	December 31, 2025
CHF	66.38%	88.80%
USD	22.52%	4.09%
EUR	7.38%	4.45%
GBP	3.72%	2.67%
Total	100.00%	100.00%

The Group invests its cash balances into a variety of current accounts mainly with two Swiss banks whose external credit rating is P-1/A-1.

All cash and cash equivalents were held either at banks or on hand as of March 31, 2026 and December 31, 2025.

7. Other current assets

	March 31, 2026	December 31, 2025
Other financial assets	2,347	5,130
Trade and other receivables	31,992	20,087
Prepayments	220,147	16,295
Total other current assets	254,486	41,512

Total other current assets increased by CHF 0.2 million as of March 31, 2026 compared to December 31, 2025 primarily due to increased prepayments driven by the retirement benefit contributions paid annually at the beginning of the year. The Group applies the IFRS 9 simplified approach to measuring expected credit losses (“ECL”), which uses a lifetime expected loss allowance for all trade receivables and other receivables. The Group has considered that the trade receivables and other receivables have a low risk of default based on historic loss rates and forward-looking information on macroeconomic factors affecting the ability of the third parties to settle invoices. As a result, expected loss allowance has been deemed as nil as of March 31, 2026 and December 31, 2025.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

8. Right-of-use assets

Year ended December 31, 2025	Properties
Opening net book amount	41,578
Depreciation charge	(8,048)
Closing net book amount	33,530

As of December 31, 2025	Properties
Cost	111,642
Accumulated depreciation	(78,112)
Net book value	33,530

Period ended March 31, 2026	Properties
Opening net book amount	33,530
Additions	77,024
Depreciation charge	(9,714)
Closing net book amount	100,840

As of March 31, 2026	Properties
Cost	188,666
Accumulated depreciation	(87,826)
Net book value	100,840

9. Equipment

Year ended December 31, 2025	Equipment
Opening net book amount	1,131
Depreciation charge	(434)
Closing net book amount	707

As of December 31, 2025	Equipment
Cost	84,775
Accumulated depreciation	(84,068)
Net book value	707

Period ended March 31, 2026	Equipment
Opening net book amount	707
Depreciation charge	(106)
Closing net book amount	601

As of March 31, 2026	Equipment
Cost	84,775
Accumulated depreciation	(84,068)
Net book value	601

10. Intangible assets

Year ended December 31, 2025	Service agreement
Opening net book amount	-
Additions	182,348
Depreciation charge	(182,348)
Closing net book amount	-

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

As of December 31, 2025 and March 31, 2026	Service agreement
Cost	182,348
Accumulated depreciation	(182,348)
Net book value	-

The service agreement relates to staff and infrastructure provided by Neurosterix Pharma Sàrl at zero cost in accordance with the Neurosterix Transaction and initially valued at CHF 182,348 (note 21). The depreciation charge was recognized at the rate at which these services were provided during the closing period ended December 31, 2024. As of January 1, 2025, the agreement was not formally renewed. However, Neurosterix agreed to provide the Group with access to certain employees and infrastructure at zero cost. The fair value of the services received at zero cost has been recognized as other income and other operating expenses for the three-month periods ended March 31, 2025 and 2026, amounted to CHF 71,055 and 7,691 respectively.

11. Non-current financial assets

	September 30, 2025	December 31, 2025
Security rental deposits	54,543	7,094
Total non-current financial assets	54,543	7,094

Security rental deposits relate to office space. The applicable interest rate to such deposits is immaterial, and therefore, the value approximates amortized cost.

12. Payables, accruals and other current liabilities

	March 31, 2026	December 31, 2025
Trade payables	632,815	602,901
Social security and other taxes	27,547	43,792
Accrued expenses	437,135	544,591
Other current liabilities	47,461	-
Total	1,144,958	1,191,284

All payables mature within 3 months. Accrued expenses and trade payables primarily relate to R&D services from contract research organizations, consultants and professional fees. The total amount of payables, accruals and other current liabilities decreased by CHF 46 thousand as of March 31, 2026 compared to December 31, 2025, primarily due to reduced accrued expenses. The carrying amounts of payables do not materially differ from their fair values, due to their short-term nature.

13. Share capital

	Number of shares
	Common shares	Treasury shares	Total
Balance as of January 1, 2025	184,354,496	(56,061,527)	128,292,969
Net sale of shares under liquidity agreement	-	4,001	4,001
Balance as of March 31, 2025	184,354,496	(56,057,526)	128,296,970
Shares reclassed as treasury shares under IFRS 2	-	(29,950,268)	(29,950,268)
Balance as of March 31, 2025 IFRS 2	184,354,496	(86,007,794)	98,346,702

	Number of shares
	Common shares	Treasury shares	Total
Balance as of January 1, 2026	218,654,496	(70,822,682)	147,831,814
Sale of treasury ADS’s and shares	-	1,445,200	1,445,200
Movement of shares under liquidity agreement	-	(53,428)	(53,428)
Balance as of March 31, 2026	218,654,496	(69,430,910)	149,223,586
Shares reclassed as treasury shares under IFRS 2	-	(29,904,690)	(29,904,690)
Balance as of March 31, 2026 IFRS 2	218,654,496	(99,335,600)	119,318,896

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

As of March 31, 2026, 149,223,586 shares were outstanding excluding 69,430,910 treasury shares directly held by Addex Pharma SA and including 29,904,690 outstanding shares benefiting from our DSPPP, considered as treasury shares under IFRS 2 (note 14). Of the treasury shares, 29,013,840 were held on the form of ADSs as of March 31, 2026.

As of March 31, 2025, 128,296,970 shares were outstanding excluding 56,057,526 treasury shares directly held by Addex Pharma SA and including 29,950,268 outstanding shares benefiting from our DSPPP, considered as treasury shares under IFRS 2 (note 14).

The Group maintains a liquidity agreement with Kepler Cheuvreux (“Kepler”). Under the agreement, the Group has provided Kepler with cash and shares to enable them to buy and sell the Company’s shares. As of March 31, 2026, 198,379 (December 31, 2025: 144,951) treasury shares are recorded under this agreement in the treasury share reserve and CHF 2,347 (December 31, 2025: CHF 5,130) is recorded in other financial assets.

During the three-month period ended March 31, 2026, the Group sold 1,445,200 treasury shares at an average price of CHF 0.051 per share for total gross proceeds of CHF 73,510 (during the three-month period ended March 31, 2025, the Group did not sell any treasury shares). Of these treasury shares 986,150 were sold under the form of ADSs through the At The Market Agreement with H.C. Wainwright at an average price of USD 7.86 per ADS (equivalent to CHF 0.050 per share). The remaining 459,040 treasury shares have been sold under the sale agency agreement with Kepler Cheuvreux at an average price of CHF 0.050 per share for gross proceeds of CHF 23,287.

14. Share-based compensation

The total share-based compensation expense for equity incentive units recognized in the statements of profit or loss for the three-month periods ended March 31 2025 and 2026 amounted to CHF 24,917 and CHF 22,907 respectively.

As of December 31, 2025- and March 31, 2026, 7,956,764 options and 29,904,690 shares benefiting from our Deferred Strike Price Payment Plan (DSPPP) were outstanding. All the shares benefiting from our DSPPP have been recorded as treasury shares in accordance with IFRS 2 (note 13).

15. Retirement benefits obligations

The amounts recognized in the statements of profit or loss are as follows:

	For the three months ended March 31, 2026
	2026	2025
Current service cost	(17,268)	(7,522)
Interest cost	(16,660)	(5,400)
Interest income	15,452	4,860
Company pension amount (note 19)	(18,476)	(8,062)

The Group’s pension costs recognized in the statement of profit or loss for the three-month period ended March 31, 2026, amounted to CHF 18,476 (CHF 8,062 for the three-month period ended March 31, 2025).

The amounts recognized in the balance sheet are determined as follows:

	March 31, 2026	December 31, 2025
Defined benefit obligation	(5,116,669)	(5,126,017)
Fair value of plan assets	4,891,365	4,754,409
Retirement benefit obligation	(225,304)	(371,608)

Retirement benefit obligation decreased by CHF 0.2 million as of March 31, 2026 compared to December 31, 2025, primarily due to an actuarial gain arising from experience adjustments recorded in Other Comprehensive Income.

16. Revenue from contract with customer

License & research agreement with Indivior PLC

On January 2, 2018, the Group entered into an agreement with Indivior for the discovery, development and commercialization of novel GABAB PAM compounds for the treatment of addiction and other CNS diseases. This agreement included the selected clinical candidate, ADX71441. In addition, Indivior agreed to fund a research program at the Group to discover novel GABAB PAM compounds.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

The contract contains two distinct material promises and performance obligations: (1) the selected compound ADX71441 which falls within the definition of a licensed compound, whose rights of use and benefits thereon was transferred in January 2018 and, (2) the research services to be conducted by the Group and funded by Indivior to discover novel GABAB PAM compounds for clinical development that may be discovered over the research term of the agreement and selected by Indivior.

Indivior has sole responsibility, including funding liability, for development of selected compounds under the agreement through preclinical and clinical trials, as well as registration procedures and commercialization, if any, worldwide. Indivior has the right to design development programs for selected compounds under the agreement. Through the Group’s participation in a joint development committee, the Group reviews, in an advisory capacity, any development programs designed by Indivior. However, Indivior has authority over all aspects of the development of such selected compounds.

Under terms of the agreement, the Group granted Indivior an exclusive license to use relevant patents and know-how in relation to the development and commercialization of product candidates selected by Indivior. Subject to agreed conditions, the Group and Indivior jointly own all intellectual property rights that are jointly developed and the Group or Indivior individually own all intellectual property rights that the Group or Indivior develop individually. The Group has retained the right to select compounds from the research program for further development in areas outside the interest of Indivior including chronic cough. Under certain conditions, but subject to certain consequences, Indivior may terminate the agreement.

In January 2018, the Group received, under the terms of the agreement, a non-refundable upfront fee of USD 5.0 million for the right to use the clinical candidate, ADX71441, including all materials and know-how related to this clinical candidate. In addition, the Group is eligible for payments on successful achievement of pre-specified clinical, regulatory and commercial milestones totaling USD 330 million and royalties on net sales of mid-single digits to low double-digits. On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441. Separately, Indivior funds research at the Group, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. The Group agreed with Indivior to an initial research term and duration of two years with a funding of USD 4 million over the period for the Group’s R&D costs incurred, that can be extended by twelve-month increments. R&D costs are calculated based on the costs incurred in accordance with the contract. Following Indivior’s selection of one newly identified compound, the Group has the right to also select one additional newly identified compound. The Group is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Group’s selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. In 2019, Indivior agreed to an additional research funding of USD 1.6 million, for the research period. On October 30, 2020, the research term was extended until June 30, 2021, and Indivior agreed to additional research funding of USD 2.8 million. Effective May 1, 2021, the research term was extended until July 31, 2022, and Indivior agreed additional research funding of CHF 3.7 million, of which CHF 2.7 million was paid to the Group and CHF 1.0 million paid directly by Indivior to third party suppliers that are supporting the funded research program. In August 2022, the research agreement was extended until March 31, 2023, and Indivior agreed to additional research funding of CHF 0.85 million. The reserved indications, where Addex retains exclusive rights to develop its own independent GABAB PAM program, have also been expanded to include chronic cough. Effective November 1, 2022, the research term was extended until June 30, 2023, and Indivior agreed to additional research funding of CHF 0.95 million. Effective July 1, 2023, the research agreement with Indivior has been extended until June 30, 2024, and Indivior committed additional research funding of CHF 2.7 million including CHF 1.1 million paid to the Group and CHF 1.6 million paid directly by Indivior to third party suppliers that are supporting the funded research program. On August 27, 2024, Indivior selected a compound for future development in substance use disorder and undertakes all future development of their selected compound. Under the terms of the agreement, the Group has also exercised its right to select a compound to advance its own independent GABAB PAM program for the treatment of chronic cough.

No amount has been recognized by the Group under this agreement for the three-month periods ended March 31, 2025, and 2026.

Janssen Pharmaceuticals Inc. (formerly Ortho-McNeil-Janssen Pharmaceuticals Inc)

On December 31, 2004, the Group entered into a research collaboration and license agreement with Janssen Pharmaceuticals Inc. (JPI). In accordance with this agreement, JPI has acquired an exclusive worldwide license to develop mGlu2 PAM compounds for the treatment of human health.

In 2024, Janssen completed a Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients that did not achieve statistical significance for the primary endpoint of time for patients to reach baseline seizure count when ADX71149 was added to standard of care and decided to terminate the development of ADX71149. On April 17, 2025, the Group announced that the license agreement had been terminated and the program and all related intellectual property has been returned to the Group.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

No amounts have been recognized under this agreement for the three-month periods ended March 31, 2026 and 2025.

17. Other income

During the three-month period ended March 31, 2026, the Group recognized CHF 7,691 related to the fair value of services received from Neurosterix’s Group at zero cost (note 10). The income from IT consultancy agreements recognized during the three-month periods ended March 31, 2025, and 2026 was nil.

18. Operating costs

	For the three months Ended March 31,
	2026	2025
Staff costs (note 19)	219,413	101,042
Depreciation (notes 8/9)	9,820	2,118
External research and development cost	9,394	32,583
Patent maintenance and registration costs	14,040	43,254
Professional fees	132,873	302,382
D&O Insurance	37,029	44,650
Fair value services received at zero costs (note 10)	7,691	71,055
Other operating costs	57,258	80,233
Total operating costs	487,518	677,317

The evolution of the total operating costs is mainly driven by staff costs and professional fees.

During the three-month period ended March 31, 2026, total operating costs decreased by CHF 0.2 million compared to the same period ended March 31, 2025, primarily due to decreased professional fees and services received at zero costs.

19. Staff costs

	For the three months ended March 31,
	2026	2025
Wages and salaries	184,452	84,769
Social charges and insurances	15,709	5,775
Value of share-based services	776	2,436
Retirement benefit (note 15)	18,476	8,062
Total staff costs	219,413	101,042

During the three-month period ended March 31, 2026, total staff costs increased by CHF 0.1 million compared to the same period ended March 31, 2025, primarily due to more full-time employees.

20. Finance result, net

	For the three months ended March 31,
	2026	2025
Interest cost	(209)	(31)
Interest expense on leases	(747)	(517)
Foreign exchange net loss	(1,701)	(18,602)
Finance result, net	(2,657)	(19,150)

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

21. Discontinued operations

On February 8, 2024, the Group signed a non-binding term sheet with Perceptive Advisors related to the divestment of part of its business. On April 2, 2024, the sale became effective. The allosteric modulator drug discovery technology platform and a portfolio of preclinical programs have been divested to a new Swiss company, Neurosterix Pharma Sàrl that has received a funding of USD 65 million from a syndicate of investors led by Perceptive Advisors (Perceptive Xontogeny Venture Fund II L.P, Perceptive Life Sciences Master Fund Ltd and Acorn Bioventures 2, L.P) (the “Neurosterix Transaction” or “Transaction”). The Group received gross proceeds of CHF 5.0 million in cash and an equity interest representing 20% of Neurosterix US Holdings LLC (note 1). The Group retained its partnerships with Janssen Pharmaceuticals, Inc. and Indivior PLC, as well as unpartnered clinical stage assets including dipraglurant for Parkinson’s disease and post-stroke/TBI recovery and its preclinical GABAB PAM program for chronic cough. The Transaction includes the transfer of the associated R&D staff and infrastructure. As part of the Transaction, the Group and Neurosterix Pharma Sàrl entered into a service agreement which provides the Group with access to certain staff and infrastructure at zero cost to ensure the operation of the Group retained business until December 31, 2024. As of January 1, 2025, the agreement was not formally renewed. However, Neurosterix agreed to provide the Group with access to certain employees and infrastructure at zero cost (note 10). Since November 1, 2025, the CEO, Tim Dyer, has been directly remunerated by the Group. On February 28, 2026, Neurosterix relocated its offices, and since that date we assumed responsibility for the rent of our administrative offices. As of the issuance date of these unaudited interim condensed consolidated financial statements, the Group continues to have access to research and development staff at zero cost.

As the allosteric modulator drug discovery technology platform and a portfolio of preclinical programs have been sold on April 2, 2024. The net gain of the sale of activities amounted to CHF 13,943,595 for the year ended December 31, 2024 including CHF 5.0 million in cash and CHF 9.4 million for the equity interest of 20% in Neurosterix US Holdings LLC, partially offset by costs related to the activities sold. During the same period ended December 31, 2025, the Group recognized an additional gain from discontinued operations of CHF 114,342 from the sale of activities, related to consideration receivable considered as contingent during previous periods. During the three-month periods ended March 31, 2026 and 2025, the Group did not record any discontinued operations that impacted the statement of comprehensive loss or cash flow.

22. Interests in associates

On April 2, 2024, the Group received an equity interest of 20% in Neurosterix US Holdings LLC domiciliated in the US and parent company of Neurosterix Pharma Sàrl as part of Neurosterix transaction (note 21). Neurosterix’s Group primarily operates in Switzerland and uses Swiss franc as functional currency and US Dollars as presentation currency. The carrying amount of the equity-accounted investment in Neurosterix’s Group has changed as follow:

	For the three months ended March 31,
	2026	2025
Beginning of the period	3,847,796	7,087,142
Share of the net loss for the period of Neurosterix’s Group	(1,229,255)	(847,451)
End of period	2,618,541	6,239,691

The 20% equity interest in Neurosterix US Holdings LLC received by the Group on April 2, 2024 was initially valued at CHF 9.43 million using a financial valuation of the Neurosterix’s Group. From April 2, 2024 to March 31, 2026, the carrying amount of the equity-accounted investment in Neurosterix’s Group decreased by CHF 6.8 million primarily due to the share of net loss in accordance with IAS 28. The loss recognized primarily reflects expenditures related to research and development and general and administrative activities, which are incurred in the ordinary course of Neurosterix operations. As of March 31, 2026, the equity-accounted investment in Neurosterix’s Group is not impaired.

23. Financial assets at fair value through other comprehensive income

In June 2025, the Group invested CHF 795,029 in Stalicla SA and received 23,342 preferred shares with attached derivative financial instruments (note 24). The purchase price allocation was performed on the basis of the fair value of the derivative financial instruments, with the residual amount allocated to the preferred shares, initially recognized at CHF 285,962. The Group has made the irrevocable election to classify the 23,342 preferred shares received at fair value through other comprehensive income rather than through the statements of profit or loss, as the shares are held for strategic purposes and not for trading

As of December 31, 2025, and March 31, 2026, the fair value of the unlisted securities of Stalicla SA (level 3) remained unchanged:

	March 31, 2026	December 31, 2025
Stalicla SA	285,962	285,962
Total	285,962	282,962

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

24. Derivative financial instruments

As part of its investment in 23,342 preferred shares of Stalicla SA executed in June 2025 (note 23), the Group was granted several related financial instruments. These comprised an anti-dilution protection through a ratchet mechanism, 23,342 phantom shares entitling the Group to proceeds equivalent to those distributable to 23,342 ordinary shares, 23,342 warrants with a ten-year exercise period at a strike price of CHF 34.05 to purchase 23,342 ordinary shares and 3,591 warrants with a five-year exercise period, a strike price of CHF 0.10 to purchase 3,591 preferred shares. These financial instruments are classified as derivatives and valued at fair value (level 3) using Black-Scholes and binomial valuation models. On initial recognition, their aggregate fair value amounted to CHF 509,067. The fair value of phantom shares was capped at the fair value of the preferred shares, as management concluded that the two values should be deemed equivalent. As a result, the amount of CHF 111,552 was not recorded as phantom shares.

As of March 31, 2026, the fair value (level 3) of these derivative financial instruments, driven by the value of Stalicla SA shares (note 23), remained unchanged:

	March 31, 2026	December 31, 2025
Phantom shares	285,962	285,962
Anti-dilution protection	102,547	102,547
Warrants	120,558	120,558
Total	509,067	509,067

The following table presents the Group’s financial assets measured and recorded at fair value at March 31, 2026, and December 31, 2025:

	Levels 1 and 2		Level 3
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Financial assets at fair value through profit and loss (FVPL)
Phantom shares (Stalicla SA)	-	-	285,962	285,962
Anti-dilution protection (Stalicla SA)	-	-	102,547	102,547
Warrants (Stalicla SA)	-	-	120,558	120,558
Financial assets at fair value through other comprehensive income (OCI)
Preferred shares (Stalicla SA) (note 23)	-	-	285,962	285,962
Total financial assets	-	-	795,029	795,029

Certain inputs used to measure the fair value of the financial instruments related to the investment in Stalicla SA (note 23) were not based on observable market data and have been classified at a level 3 in the fair value hierarchy.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurement and how a reasonable possible change in the input would affect the fair values:

	Fair value at			Range of inputs
Description	March 31, 2026	December 31, 2025	Unobservable input	March 31, 2026	December 31, 2025	Relation of unobservable inputs to fair value
Preferred shares (Stalicla SA)	285,962	285,962	(1)	CHF17-CHF30	CHF17- CHF30	(2)
Phantom shares (Stalicla SA)	285,962	285,962	Stalicla share price used in Black-Scholes valuation model, determined by the price paid by external investors. The fair value of phantom shares is capped at the fair value of preferred shares	CHF17	CHF17	A 10% increase or decrease in Stalicla’s share price would increase or decrease the fair value by CHF 39,682 and CHF 36,138, respectively. In both cases the fair value would remain capped at the fair value of preferred shares.
Anti-dilution protection (Stalicla SA)	102,547	102,547	Sale price of Stalicla shares used in the different scenarios in binomial valuation model	CHF17- CHF30	CHF17-CHF30	A 10% increase or decrease in the sale price of Stalicla shares under the scenario used in the binomial valuation model, would increase or decrease the fair value by CHF 25,064 and CHF 18,949, respectively.
Warrants (Stalicla SA)	60,547	60,547	Stalicla share price used in Black-Scholes valuation model, determined by the price paid by external investors	CHF17	CHF17	A 10% increase or decrease in Stalicla’s share price would increase or decrease the fair value by CHF 15,673 and CHF 12,791, respectively.
Warrants (Stalicla SA)	60,011	60,011	Stalicla share price used in Black-Scholes valuation model, determined by the price paid by external investors	CHF17	CHF17	A 10% increase or decrease in Stalicla’s share price would increase or decrease the fair value by CHF 6,091 and CHF 5,538, respectively.

(1) The fair value of the preferred shares was determined as the residual amount between the subscription price of CHF 795,029 and the fair value of the derivative financial instruments measured using Black-Scholes and binomial valuation models. The fair value of the phantom shares was capped at the fair value of the preferred shares.

(2) An increase or decrease of 10% in Stalicla’s share price used to calculate the fair value of the anti-dilution protection through a ratchet mechanism and warrants would result in a decrease or increase in fair value by CHF 21,697 and CHF 20,357, respectively.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

25. Loss per share

Basic profit or loss per share is calculated by dividing the profit or loss attributable to equity holders of the Company by the weighted average number of shares in issue during the period excluding treasury shares. Diluted loss per share and diluted profit per share including a loss from continuing operations are calculated excluding our options and warrants as they would be antidilutive and our treasury shares.

	For the three months ended March 31,
	2026	2025
Net loss from continuing operations	(1,711,739)	(1,472,863)
Net result from discontinued operations	-	-
Net loss attributable to equity holders of the company	(1,711,739)	(1,472,863)
Weighted average number of shares in issue	118,528,366	98,345,268
Basic and diluted loss per share	(0.01)	(0.01)
From continuing operations	(0.01)	(0.01)
From discontinued operations	-	-

The Company has three categories of dilutive potential shares: treasury shares, share options and warrants which have been ignored in the calculation of the loss per share for the three-month periods ended March 31, 2026, and 2025.

26. Related party transactions

Related parties include members of the Board of Directors and the Executive Management of the Group. The following transactions were carried out with related parties:

Key management compensation

Key management compensation	For the three months ended March 31,
	2026	2025
Salaries, other short-term employee and post-employment benefits	221,552	97,293
Share-based compensation	8,326	24,518
Total	229,878	121,811

Salaries, other short-term employee benefits and post-employment benefits relate to members of the Board of Directors and Executive Management who are employed by the Group. The total compensation costs to key management increased by CHF 0.1 million during the three-month period ended March 31, 2026, compared to the same period ended March 31, 2025, primarily because our CEO has been directly remunerated by the Group since November 2025 (note 21). As of March 31, 2025 and 2026, the Group had a net payable of CHF 0.1 million to the Board of Directors and Executive Management. Share-based compensation relates to the fair value of equity incentive units recognized through profit and loss following their vesting plan.

Transactions with Neurosterix’s Group

On April 2, 2024, Addex Group divested a part of its business to Neurosterix Pharma Sàrl (note 22). As part of the transaction, Addex Group received gross proceeds of CHF 5.0 million in cash, an equity interest of 20% of Neurosterix US Holdings LLC whose fair value amounted to CHF 9.42 million and concluded a service agreement allowing Key Members of Addex staff transferred to Neurosterix Pharma Sàrl, including the Chief Executive Officer to support the activities of the Addex Group at zero cost until December 31, 2024. As of January 1, 2025, the agreement was not formally renewed.

However, Neurosterix agreed to provide the Group with access to certain employees and infrastructure at zero cost (note 10). The fair value of the service agreement amounted to CHF 71,055 and CHF 7,691 respectively for the three-month periods ended March 31, 2025, and 2026. As of March 31, 2026, the Group owed CHF 47,461 to Neurosterix Pharma Sàrl.

27. Events after the balance sheet date

From April 1, 2026, to the close of business on June 24, 2026, the Group sold 6,457,114 shares at an average price of CHF 0.044 for total gross proceeds of CHF 288,032. Of these shares, 6,270,600 have been sold in a form of ADSs for total gross proceeds of USD 353,377 (CHF 278,647) at an average price of USD 6.76 per ADS (equivalent to CHF 0.044 per share). The number of outstanding shares amounts to 155,713,104 shares at the issuance date of these unaudited interim condensed consolidated financial statements excluding 62,941,392 treasury shares directly held by Addex Pharma SA and including 29,904,690 outstanding shares benefiting from our DSPPP considered as treasury shares under IFRS